EXHIBIT 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion of our audit letter dated January 7, 2022, with respect to our audit of EQT Corporation's estimates of proved reserves and future revenue, as of December 31, 2021 (our Audit Letter), as an exhibit to, and reference of our firm in, the Registration Statement on Form S-8 filed under the Securities Act of 1933, as amended, pertaining to the EQT Corporation 2005 Directors’ Deferred Compensation Plan. We have no interest in EQT Corporation or in any of its affiliates. We have not been employed on a contingent basis, and we are not connected with EQT Corporation, or any of its affiliates, as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Senior Vice President

Houston, Texas

April 21, 2022